VioQuest PHARMACEUTICALS, INC.

United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Attn: Jim B. Rosenberg Senior Assistant Chief Accountant	June 6, 2005

Re:	VioQuest Pharmaceuticals, Inc. (the “Company”) Form 10-KSB for the year ended December 31, 2004 File No. 000-16686

Dear Mr. Rosenberg:

This letter will respond on behalf of the Company to your comment letter dated April 29, 2005 (the "Comment Letter") with respect to the Company's Annual Report on Form 10-KSB for year ended December 31, 2004 (the “Form 10-KSB”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter. In addition, enclosed herewith is a draft of the Company’s amendment to the Form 10-KSB, which the Company proposes to file upon the completion of your review of the Form 10-KSB.

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations or Plan of Operations

Results of Operations - Years ended December 31, 2004 vs. 2003 pages 21-22

1. The discussion of revenues seems to focus on the sources of the revenues and provides very little insight as to the drivers that caused the significant increases in product sales for example. Please revise this discussion to include more robust disclosure about what caused this increase in sales. As applicable, include a quantified discussion of the impact of sales volumes and prices. To the extent that these amounts are affected by discounts and returns, include a discussion of the impact these items had on sales.

Response: As suggested, in the proposed draft amendment, the Company has expanded the discussion of revenues to include the reasons for its increased sales in 2004, which resulted primarily from its expansion of production capabilities in addition to the increased number of customers doubling over the prior year. See page 21 of the draft amended Form 10-KSB.

2. It appears that there was a substantial change in the gross profit generated on the sales. Please revise the discussion to expand on what caused the gross profit to decrease so significantly in the current period.

  Response: In accordance with this comment, the Company has expanded the discussion to include the reasons for the decrease in the gross profit on 2004 sales generated, which resulted primarily from a greater amount of revenue being attributed to sales of the Company’s products and services in 2004 compared to 2003, where a greater portion of revenue was derived from amortization of option fee license income. See page 21 of the draft amended Form 10-KSB.

VioQuest Pharmaceuticals, Inc.
Princeton Corporate Plaza, Suite E
7 Deer Park Drive, Monmouth Junction, NJ 08852 USA
Telephone: +1 732 274 0399 Fax: +1 732 274 0402

3. The discussion of research and development costs states that a significant driver in the increase was related to “Manufacturing commercial scale up.” Please explain to us what exactly this means. Also include a discussion of why these costs are appropriate to be included in research and development.

Response: The use of the term manufacturing commercial scale up refers to the Company’s increased production capabilities resulting in 2004. Prior to 2004, the Company was only capable of producing its proprietary ligands in quantities useful for only academic or research purposes, but could not produce product in quantities sufficient for use in the commercial production of a drug or other fine chemical product. In 2004, however, the Company expanded (or “scaled up”) its production capabilities to be able to produce its ligands in commercial quantities.

Research and Development costs include Company’s manufacturing commercial scale up costs comprised of the purchases of additional laboratory materials and supplies such as chemicals, solvents, glassware used as part of the facility’s expansions during 2004. Management believes these Research and Development costs are appropriately classified to R&D to further develop and enhance our manufacturing processes, as well as transitioning our manufacturing capabilities from an academic milligram and gram size product level, to a commercial kilogram product level.

4. We note in the statement of shareholders’ equity that the proceeds of the private placement are shown net of costs. You state here that one source of additional selling , general and administrative expenses was additional costs associated with this private placement. Please explain to us why the costs referenced here were not included as an offset to the proceeds from the offering. Also whenever the company references factors like this, provide a quantification of the impact that each factor had. This applies to all portions of management’s discussion and analysis.

Response: The Company has reconsidered the referenced discussion and has determined that it is appropriate to remove the comment that the increase in SG&A expenses was due in part by the legal and accounting fees associated with the private placement of our common stock in February 2004. After further consideration, the Company believes that such expenses were immaterial, as the Company incurred approximately $49,000 of legal fees in connection with the private placement. For fiscal 2004, the Company’s net loss was $4,024,000.

Liquidity and Capital Resources, pages 23-24

5. It appears that the current discussion related to cash flows from operations reiterates the statement of cash flows, as opposed to discussion activities performed by the company that generate and use cash. Please revise this discussion to include a more robust analysis of the activities that actually generate cash inflows and outflows form operations as well as the more likely than not impact these items will have on known trends and uncertainties, in particular the cash outflows from operations. For instance, it appears that a large amount of deferred revenue was received during the year, generating a significant inflow of cash. Include a discussion of that fact as well as any known trends related to this receipt. Similarly provide a more detailed explanation of the specific uses of cash as evidenced by the loss generated from operations.

Response: The Company has revised its discussion of cash flows, as requested. See page 24.

6. Please note that Critical Accounting Policies should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. Please revise your critical accounting policies which we believe should be described as critical accounting “estimates” to disclose the uncertainties involved in applying each principle and discuss the variability that is reasonably likely to result from the application. For each policy identified, ensure that management has analyzed and disclosed to the extent possible the following factors:

Response: The Company has revised its discussion of critical accounting policies and estimates, as requested. See pages 24 - 25.

Financial Statements

Consolidated Balance Sheets, page F-3

7. We note that you disclose the allowance for doubtful accounts for 2003 on the balance sheet. Please revise to include the allowance for doubtful accounts for 2004 on the face of the balance sheet or in a note thereto. Also consider the need to include a Schedule II reconciliation of this amount.

Response: For the year ended December 31, 2004, the Company’s allowance for doubtful accounts balance was zero and deemed to be accurately stated as all accounts receivable balances were collected within the Company’s normal terms. For all future filings, the Company confirms that it will include the allowance for doubtful account balances for each year audited on the face of the Balance Sheet. Because the Company is an SB issuer and is, therefore, not subject to schedules in Schedule II included in Article 12 of Regulation SX, it has determined not to include such schedule.

Consolidated Statements of Operations, page F-4

8. The caption “Compensation” is not appropriate because it does not identify the nature of the expense, i.e. within “Research and development” or “Selling, general and administrative.” We note that “Compensation” may relate to each of these expense categories. Please revise this statement to properly allocate the amounts to the appropriate operating expense captions. Also revise the Selected and Summary Consolidated Financial Data and the MD&A, accordingly.

Response: For all future filings, the Company confirms that it will exclude the caption Compensation, allocating those expenses to Research and Development and Selling, General and Administrative. Research and development costs for the fiscal years ended December 31, 2004 and 2003 would have been $1,526,561 and $639,426 respectively. Selling, general and administrative costs for the fiscal years ended December 31, 2004 and 2003 would have been $2,377,021 and $1,415,182 respectively.

Note 1 Summary of Significant Accounting Policies and Nature of Operations

General

9. Elsewhere in the filing you disclose that revenue consists of option fee income, drug sales, and other services. Please tell us why disclosure of the revenue for each of your services and/or products is not required by paragraph 37 of FAS 131.

Response: The Company’s revenue policies and categorization of revenue generated have been incorporated into the MD&A section. For all future filings, the Company confirms that it will incorporate the percentage and classification of each revenue category in the Notes to the financial statements.

(A) Nature of Operations and Liquidity, pages F-7, F-8

10. The disclosure related to the company’s ability to continue as a going concern does not appear to adequately address management’s plan to remove the threat the continuation of the business. Please revise this discussion to include management’s plan related to this issue. Refer to FRC 607.02.

Response: Management’s plan to remove the threat to the continuation of the business as a going concern is addressed by indicating that the Company will likely require additional financing, which includes private placements of the Company’s equity or debt securities or bridge loans to the Company from third party lenders as stated in Note 1, unless the Company can significantly increase its revenues.

Note 5 Rights to Intellectual Property, page F-14

11. We note from the balance sheet that the company capitalized additional amounts related to this intellectual property. It is unclear what resulted in these additional costs, i.e. whether the company acquired additional rights from a third party. Please explain to us and disclose more fully what resulted in these additional costs along with a discussion of the accounting literature that includes references to the specific paragraphs upon which the company relied that allows this treatment.

Response: Management has determined that the future economic benefits derived from the capitalized patent costs will exceed their carrying value. The capitalized amounts of intellectual property are comprised of domestic and international patent filing fees, patent enhancement fees, in addition to attorney costs associated to the defense of the Company’s patents. In future filings, the Company confirms that it will include the response as stated above related to the capitalization and increase of patent costs.

Upon review of this response letter, if you have any additional questions or comments concerning the Company or the Form 10-KSB, or if you wish to discuss any the responses, please do not hesitate to contact the undersigned at (732) 274-0399, ext. 17.

Yours truly,

Brian Lenz, CPA
Chief Financial Officer